SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, December 28, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil’s #1 airline, announces to its shareholders and the market in general that its board of directors approved on the date December 21, 2018 the homologation of the increase in the Company’s capital stock, within the limit of its authorized capital, in the amount of R$ 5,491,473.91, with the issuance of 589,586 preferred shares, with no face value, as a result of the exercise of stock purchase options granted under the Company’s Stock Purchase Option Plan, which was approved at the Company’s extraordinary shareholders’ meeting on October 19, 2012 (“Stock Purchase Option Plan”).

The preferred shares issued are identical to existing preferred shares and, under the terms of the Company’s Stock Purchase Option Plan, will be entitled to the same rights granted to existing preferred shares, including the receipt of dividends and interest on capital.

The preferred shares were issued with the exclusion of preemptive rights of current shareholders of the Company, as approved in conformity with the provisions in Article 171, §3, of Law no. 6404, dated December 15, 1976, as amended.

The total issue price is R$5,491,473.91, in accordance with the Company’s Stock Purchase Option Plan, representing R$ 9.31411857 per preferred share.

As a result, the capital stock of the Company will increase from R$ 3,092,738,908.93 to R$ 3,098,230,382.84, represented by 3,131,226,450 shares, of which 2,863,682,710 are common shares and 267,543,740 are preferred shares, in each case, with no face value.

Also, in accordance with Article 30, XXXII, of CVM Instruction No. 480, the Company discloses the following information:

- Sale price of all types and class of shares of the issuer in the markets in which its shares are traded, identifying:

a) Closing sale price in each of the last three years as indicated:

	Minimum (R$)	Average (R$)	Maximum (R$)
2017	4.51	10.20	15.60
2016	1.16	4.17	8.34
2015	2.39	6.84	15.21

b) Closing sale price in each of the quarters as indicated:

	Minimum (R$)	Average (R$)	Maximum (R$)
4T2017	12.44	14.25	15.60
3T2017	7.36	10.61	14.09
2T2017	7.22	8.79	11.25
1T2017	4.51	7.25	9.71
4T2016	3.85	6.00	8.34
3T2016	3.19	5.68	7.68
2T2016	2.27	2.66	3.68
1T2016	1.16	2.25	3.80

1	GOL Linhas Aéreas Inteligentes S.A.

c) Closing sale price in each month as indicated:

	Minimum (R$)	Average (R$)	Maximum (R$)
November/2018	19.25	20.50	22.08
October/2018	10.61	15.07	18.41
September/2018	9.31	10.39	11.60
August/2018	10.39	12.24	14.44
July/2018	10.12	12.46	14.83
June/2018	10.18	11.83	14.30

d) Minimum average closing sale price in the last 90 days: R$ 15.67

- Percentage of potential dilution resulting from the issuance: 0.1776%.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 30 million passengers annually. With Brazil's largest network, GOL offers customers more than 700 daily flights to 69 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide. Headquartered in São Paulo, GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 133 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

2	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.